Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Doma eyes title agency acquisitions, vertical expansion following SPAC merger — CEO

10:20 EDT, June 25 2021

Doma, a real estate technology company, expects to target select title agencies across the US and could consider acquisitions to launch into adjacent verticals, said CEO Max Simkoff.

The San Francisco-based company, formerly known as States Title, expects to target medium-scale agencies with topline revenue of about USD 50m and around a 10% EBITDA margin, Simkoff said.

Doma has made one acquisition before, purchasing North American Title Group’s underwriting and the majority of its local business back in 2019, and it expects to ramp up the strategy following its merger with special purpose acquisition company (SPAC) Capitol Investment V [NYSE:CAP]. Doma will have a significant amount of additional capital on its balance sheet — it closed a USD 300m public investment in private equity (PIPE) as part of the deal — and it is in a market with many potential targets, Simkoff said.

The company is geographically agnostic regarding its title agency search and is more interested in where opportunities present themselves at the right price and scale, the CEO said. It expects to look at purchase agency opportunities more so than refinance given the momentum it has demonstrated in strategic accounts, he added.

Doma uses machine intelligence and patented technology to make real estate closings simpler and more efficient. It has offerings in title, escrow and close, and Simkoff spoke in a recent earnings call of plans to expand into the immediate market adjacencies of appraisal and home warranty.

While it is possible the company could acquire to launch into those markets, it is “too early to tell”, Simkoff said. Doma has no plans to acquire in either adjacency yet and would look at deals opportunistically right now, he added.

The USD 8bn appraisal ecosystem is top of mind, Simkoff said, noting that there are potentially interesting companies in that space that could become targets.

Doma posted a 101% year-over-year increase in adjusted gross profit in 2020 to USD 29m, according to recent filings. It expects USD 89m in adjusted gross profit this year. Retained premiums and fees last year totaled USD 189.7m, compared with USD 179.8m in 2019. The company expects USD 226.4m in retained premiums and fees for 2021.

Its strategic and enterprise accounts channel grew 537% year over year in the first quarter. That business line has some of the largest bank and non-bank lenders in the US, including Wells Fargo [NYSE:WFC]. It covers about 76% of the country based on gross written premium, with a presence in Arizona, California, Nevada, Florida, Georgia, New Jersey, Pennsylvania, Massachusetts, South Carolina, Wisconsin and Texas.

Doma’s “immediate focus” and biggest single-state expansion is in New York, the only state the company is not licensed as an underwriter or an agent, according to Simkoff. Oregon and Washington are also of interest because they have meaningful volumes in mortgage origination, particularly in refinance, he added.

SPAC provided control of public debut

Doma was receiving inbound interest last fall across a variety of channels, Simkoff said. It initially assessed whether it wanted to be a public company, which, based on its momentum and the market, was a “very clear yes,” he noted.

It considered a traditional initial public offering and a direct listing but chose the SPAC route because of the control it provided over the process and investor selection, the CEO said. The SPAC option also allowed Doma to discuss potential future growth, which was important for a company that jumped from generating its first revenue in 2018 to posting USD 190m in retained premium and fees two years later, Simkoff added.

The company announced its merger with Capitol Investment V in March in a deal valuing it at USD 3bn.

Choosing a SPAC partner that had prior experience was important amid a market flooded with new entrants, Simkoff said. It did not host an auction during the SPAC process and chose Capitol after speaking with several potential partners, he added.

Citigroup Global Markets was Doma’s financial advisor, and Davis Polk & Wardwell was its legal advisor. J.P. Morgan Securities was Capitol’s financial advisor, Latham & Watkins was its legal advisor, and Deutsche Bank Securities was the SPAC’s capital markets advisor.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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